UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 89)*

COLLINS & AIKMAN CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

194830 10 5

(CUSIP Number)

Daniel P. Tredwell

Heartland Industrial Associates, L.L.C.

55 Railroad Avenue

Greenwich, Connecticut 06830

(203) 861-2622

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§.240.13d-1(e), 240.13d-1(f) or 240.13d-(1)(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing the information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons HEARTLAND INDUSTRIAL ASSOCIATES L.L.C.
2.	Check the Appropriate Box if a Member of a Group	(a) [X ] (b) [ ]
3.		SEC USE ONLY
4.		Source of Funds AF
5.		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization United States (Delaware)
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power None
	8.	Shared Voting Power 34,314,147*
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 34,314,147*
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 34,314,147*
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 41.0%
14.		Type of Reporting Person OO

*	By virtue of being the general partner or managing member of each of the other Reporting Persons filing this Schedule 13D.

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons HEARTLAND INDUSTRIAL PARTNERS (FF), L.P.
2.	Check the Appropriate Box if a Member of a Group	(a) [X ] (b) [ ]
3.		SEC USE ONLY
4.		Source of Funds AF
5.		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization United States (Delaware)
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power None
	8.	Shared Voting Power 391,273*
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 391,273*
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 391,273*
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 0.5%
14.		Type of Reporting Person OO

*	Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons HEARTLAND INDUSTRIAL PARTNERS (C1), L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) [X ] (b) [ ]
3.		SEC USE ONLY
4.		Source of Funds AF
5.		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization United States (Delaware)
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power None
	8.	Shared Voting Power 76,130*
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 76,130*
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 76,130*
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 0.1%
14.		Type of Reporting Person OO

*	Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons HEARTLAND INDUSTRIAL PARTNERS, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) [X ] (b) [ ]
3.		SEC USE ONLY
4.		Source of Funds AF
5.		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization United States (Delaware)
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power None
	8.	Shared Voting Power 31,826,755*
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 31,826,755*
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 31,826,755*
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 38.1%
14.		Type of Reporting Person OO

*	Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons HIP SIDE-BY-SIDE PARTNERS, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) [X ] (b) [ ]
3.		SEC USE ONLY
4.		Source of Funds AF
5.		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization United States (Delaware)
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power None
	8.	Shared Voting Power 1,895,790*
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 1,895,790*
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,895,790*
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 2.3%
14.		Type of Reporting Person OO

*	Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons HIP SIDE-BY-SIDE IA, L.L.C.
2.	Check the Appropriate Box if a Member of a Group*	(a) [X ] (b) [ ]
3.		SEC USE ONLY
4.		Source of Funds AF
5.		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power None
	8.	Shared Voting Power 124,199*
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 124,199*
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 124,199*
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 0.1%
14.		Type of Reporting Person OO

*	Exercised by the Reporting Person's managing member, Heartland Industrial Associates L.L.C.

This Amendment No. 89 amends the Schedule 13D (the "Schedule 13D") previously filed with the Securities and Exchange Commission, jointly on behalf of Heartland Industrial Associates L.L.C., a Delaware limited liability company ("HIA"), Heartland Industrial Partners (FF), L.P., a Delaware limited partnership ("HIPFF"), Heartland Industrial Partners (C1), L.P., a Delaware limited partnership ("HIPC1"), Heartland Industrial Partners, L.P., a Delaware limited partnership ("HIP"), HIP Side-By-Side Partners, L.P., a Delaware limited partnership ("HIP Side LP"), and HIP Side-By-Side IA, L.L.C., a Delaware limited liability company ("HIP Side" and, collectively with HIA, HIPFF, HIPC1, HIP and HIP Side LP, the "Reporting Heartland Entities") and David A. Stockman, with respect to the common stock, par value $.01 (the "Common Stock"), of Collins & Aikman Corporation, a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings heretofore ascribed to them in the Schedule 13D, as amended prior to the date hereof.

This filing is being made principally to reflect the inclusion of 1,600,000 shares of Common Stock held by HIP Side LP since June 6, 2002, but inadvertently excluded from previous filings. These shares were not purchased by the Reporting Heartland Entities, but rather were contributed by a limited partner of HIP Side LP in connection with its June 6, 2002 formation. In addition, this filing is made to reflect certain transfers of shares of Common Stock among the Reporting Heartland Entities. These transfers do not change the aggregate number of shares of Common Stock held by the Reporting Heartland Entities.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a)-(b) At the close of business on August 28, 2006, the Reporting Heartland Entities beneficially owned an aggregate of 34,314,147 shares of Common Stock, representing approximately 41.0% of the outstanding Common Stock. The beneficial ownership of each of the Reporting Heartland Entities is as set forth below:

Reporting Heartland Entity	Number of Shares	Percentage (1)

Heartland Industrial Associates L.L.C. (2)	34,314,147	41.0%

Heartland Industrial Partners (FF), L.P. (3)	391,273	0.5%

Heartland Industrial Partners (C1), L.P. (3)	76,130	0.1%

Heartland Industrial Partners, L.P. (4)	31,826,755	38.1%

HIP Side-By-Side Partners, L.P.	1,895,790	2.3%

HIP Side-By-Side IA, L.L.C.	124,199	0.1%

                (1)        The indicated percentages are based on the 83,630,087 shares of Common Stock which the Company reported to be outstanding on October 31, 2004, the most recent date for which information is publicly available.

(2)        HIA, as the general partner of each of the other Reporting Heartland Entities, has voting power and investment power (as such terms are defined in Rule 13d-3(a) under the Securities Exchange Act of 1934) with respect to the shares of Common Stock held by each of the other Reporting Heartland Entities, and, accordingly, is deemed to share beneficial ownership of such securities with such entities. Daniel P. Tredwell, as managing member of HIA, may be deemed to share beneficial ownership of the shares of Common Stock held by the Reporting Heartland Entities. Mr. Tredwell disclaims such beneficial ownership.

(3)        Held of record by an entity 84%-owned by HIPFF and 16%-owned by HIPC1.

(4)        Includes 26,448,713 shares of Common Stock held of record by a wholly owned subsidiary.

(c)          Except as set forth below, the Reporting Heartland Entities have not engaged in any transactions in the shares of Common Stock in the last 60 days:

On August 29, 2006, 36,119 and 225,790 shares of Common Stock were transferred, without consideration, from the brokerage account of HIP to the brokerage accounts of HIPC1 and HIP Side LP, respectively, in order that the record ownership of shares of Common Stock by such Reporting Heartland Entities would accurately reflect such Reporting Heartland Entities' beneficial ownership of shares of Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2006

HEARTLAND INDUSTRIAL ASSOCIATES L.L.C.

By:	/s/ Daniel P. Tredwell
	Name:	Daniel P. Tredwell
	Title:	Managing Member

HEARTLAND INDUSTRIAL PARTNERS (FF), L.P.

HEARTLAND INDUSTRIAL PARTNERS (C1), L.P.

HEARTLAND INDUSTRIAL PARTNERS, L.P.

HIP SIDE-BY-SIDE PARTNERS, L.P.

HIP SIDE-BY-SIDE IA, L.L.C.

By: Their General Partner or Managing Member, Heartland Industrial Associates, L.L.C.

By:	/s/ Daniel P. Tredwell
	Name:	Daniel P. Tredwell
	Title:	Managing Member